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02018637

VF 3-22-02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002

SEC FILE NUMBER
8- 46961

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STONINGTON CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

237 PARK AVENUE
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM D. FORSTER (212) 551-3550
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM & KLIEGMAN LLP
(Name — *if individual, state last, first, middle name*)

655 THIRD AVENUE, 16TH FLOOR	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 26 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-22-02

STONINGTON CORPORATION

This report ** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

STONINGTON CORPORATION

237 Park Avenue
New York, NY 10017
(212) 551-3550

State of New York
County of New York

I, William D. Forster, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Stonington Corporation as of December 31, 2001 are true and correct. I further affirm that neither the company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

CYNTHIA GORGORETTI
Notary Public, State of New York
No. 01GO6043884
Qualified in New York County
My Commission Expires June 26, 2002

CONTENTS

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT

To the Stockholder of
Stonington Corporation

We have audited the accompanying statement of financial condition of Stonington Corporation as of December 31, 2001 and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonington Corporation as of December 31, 2001 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum & Kliegman LLP

New York, NY
February 19, 2002

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

STONINGTON CORPORATION

STATEMENT OF FINANCIAL CONDITION

As of December 31, 2001

ASSETS

Cash	$ 10,799	
Investments in warrants	3,300	
TOTAL ASSETS		$ 14,099

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES		
Accrued expenses	$2,000	
Income taxes payable	300	
TOTAL LIABILITIES		$ 2,300
STOCKHOLDER'S EQUITY		
Common stock, no par value, 200 shares authorized, 20 shares issued and outstanding	20	
Additional paid in capital	65,957	
Accumulated deficit	(54,178)	
TOTAL STOCKHOLDERS' EQUITY		11,799
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 14,099

See independent auditors' report.

STONINGTON CORPORATION

STATEMENT OF OPERATIONS

For the Year Ended December 31, 2001

REVENUES		
Private placement fees	$ 152,104	
Interest and dividends	91	
TOTAL REVENUES		$ 152,195
OPERATING EXPENSES		
Consulting fees	147,500	
Miscellaneous expense	3,702	
Professional fees	2,000	
TOTAL OPERATING EXPENSES		153,202
LOSS BEFORE INCOME TAXES		(1,007)
INCOME TAX BENEFIT		802
NET LOSS		$ (205)

See independent auditors' report.

STONINGTON CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended December 31, 2001

	Common Stock	Additional Paid in Capital	Accumulated Deficit	Total
BALANCE - January 1, 2001	$ 20	$ 64,957	$ (53,973)	$ 11,004
Capital contributions	--	6,000	--	6,000
Capital distributions	--	(5,000)	--	(5,000)
Net loss	--	--	(205)	(205)
BALANCE - December 31, 2001	$ 20	$ 65,957	$ (54,178)	$ 11,799

See independent auditors' report.

STONINGTON CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss		$ (205)
Adjustments to reconcile net income to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accrued expenses	$ (2,100)	
TOTAL ADJUSTMENTS		(2,100)
NET CASH USED IN OPERATING ACTIVITIES		(2,305)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital contributions	6,000	
Capital distributions	(5,000)	
NET CASH PROVIDED BY FINANCING ACTIVITIES		1,000
NET DECREASE IN CASH		(1,305)
CASH - Beginning		12,104
CASH - Ending		$ 10,799

See independent auditors' report.

NOTE 1 - Significant Accounting Principles

Nature of Business
Stonington Corporation (the "Company") is a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company primarily acts as an advisor in private placements. The Company is incorporated in the State of New York.

Revenue Recognition
Transactions in securities, listed options and related commissions revenue and expense are recorded on a trade date basis.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter "S" of the Internal Revenue Code and the appropriate sections of the New York State Franchise Act. Under those provisions, the Company does not pay federal corporate income taxes on its taxable income and pays New York State corporate income taxes at a reduced rate. The stockholder is liable for individual federal and state income taxes on their respective share of the Company's taxable income.

Use of Estimates in the Financial Statements
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments
The financial instruments of the Company are reported in the statement of financial conditions at market or fair values, or at carrying amounts that approximate fair values because of the short maturity of the instruments.

NOTE 2 – Investment in Warrants

In June 2000, the Company purchased 300 warrants for shares of common stock of National Association of Securities Dealers, Inc. at $11 per warrant. The Company's cost approximates fair value. Each warrant entitles the Company to purchase 4 shares of the common stock. The warrants are exercisable in four annual trenches beginning in June 2002 at exercise prices per share of $13, $14, $15, and $16, respectively. The securities have not been registered under the Securities Act of 1933, or any state securities laws and, unless so registered, may not be offered or sold except pursuant to an exemption from or in a transaction not subject to, the registration requirements of the securities act and applicable state securities laws.

NOTE 3 - Net Capital Requirements

As a registered broker-dealer, the Company is subject to rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. At December 31, 2001, the Company had net capital of $8,499, which was $3,499 in excess of its required net capital of $5,000. The Company's net capital ratio was .27 to 1.

NOTE 4 - Related Party Transactions

An affiliated entity of a stockholder of the Company provides office space, consulting, personnel and other services for the day-to-day operations of the Company under an informal agreement. The Company paid this affiliated entity for the services in the amount of $110,000 for the year ended December 31, 2001.

NOTE 5 - Financial Instruments With Off-Balance Sheet Credit Risk

In the normal course of business, the Company may enter into various debt and equity transaction as principal or agent. The execution, settlement, and financing of those transaction can result in off-balance sheet risk or concentration of credit risk. The Company may be exposed to a risk of loss not reflected on the accompanying financial statements

The Company is exposed to off-balance sheet risk of loss on unsettled transactions between trade date and settlement date in the event counter parties are unable to fulfill contractual obligations.

The Company's policy is to continuously monitor its exposure to market and counter party risk through the use of a variety of financial position, credit exposure, reporting and control procedures . In addition, the Company has a policy of reviewing the credit standing of each broker/dealer, clearing organization and/or other counter parties with which it conducts business.

Marcum & Kliegman LLP
Certified Public Accountants & Consultants
A Limited Liability Partnership Consisting of Professional Corporations

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Stockholder of
Stonington Corporation

In planning and performing our audit of the financial statements and supplemental schedules of Stonington Corporation (the "Company") for the year ended December 31, 2001, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

655 Third Avenue • 16th Floor • New York, New York 10017 • Tel 212-981-3000 • Fax 212-981-3001
Woodbury New York Greenwich

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of the Board or Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum & Kliegman LLP

New York, NY
February 19, 2002

STONINGTON CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

For the Year Ended December 31, 2001

NET CAPITAL			$ 11,799
DEDUCTIONS			
Investment in warrants		$3,300	
TOTAL DEDUCTIONS			3,300
NET CAPITAL			$ 8,499
AGGREGATE INDEBTEDNESS (A.I.)			
Accrued expenses	$ 2,000		
Income taxes payable	300		
TOTAL AGGREGATE INDEBTEDNESS			$ 2,300
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT			
(a) Minimum net capital required (6 2/3 % of total A.I.)			$ 153
(b) Minimum dollar net capital requirements			$ 5,000
Net capital requirement (Greater of (a) or (b))			$ 5,000
Excess net capital			$ 3,499

See independent auditors' report on internal control.

STONINGTON CORPORATION

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION, Continued

For the Year Ended December 31, 2001

Excess net capital at 1,000% (net capital - 10% of A.I.)	$ 8,269
Ratio of aggregate indebtedness to net capital	.27 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

No material differences exist.

See independent auditors' report on internal control.

STONINGTON CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii)of the Rule.

See independent auditors' report on internal control.

STONINGTON CORPORATION

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(ii) of the Rule.

See independent auditors' report on internal control.